UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 646,677
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 646,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 646,677

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.7%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,102
8. Shared Voting Power 646,677
9. Sole Dispositive Power 1,102
10. Shared Dispositive Power 646,677

11. Aggregate Amount Beneficially Owned by Each Reporting Person 647,779

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 568,608
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 568,608

11. Aggregate Amount Beneficially Owned by Each Reporting Person 568,608

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.8%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$4,080,867.29
Shapiro	PF	$7,872.50
DAP	WC	$3,597,194.61

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As disclosed in prior filings, Lawndale has concerns over the composition, independence and functioning of Sparton's Board of Directors and certain of its Board committees.

On September 24, 2004, Sparton convened a Special Meeting (the "Special Meeting") requesting shareowners approve two proposals: 1) to remove shareowners' cumulative voting rights and 2) to create an advance notice requirement for shareowners who desire to nominate director candidates. Sparton did not announce the voting results on those two proposals but instead promptly announced an "adjournment", continuing the Special Meeting to October 15, 2004. Lawndale views this purported adjournment of the Special Meeting as improper and contrary to fundamental principles of fairness and good governance. In particular, Lawndale believes that Sparton sought to adjourn the meeting because most of the non-affiliated Sparton shareowners have not voted to approve the measures at the Special Meeting, and Sparton is attempting to use the adjournment to unfairly influence the vote on the issues raised at the Special Meeting.

On October 12, 2004, Lawndale sent a letter to Sparton's Board in which Lawndale questioned whether the Board is complying with its fundamental fiduciary duties to shareowners. In particular, Lawndale noted that a number of recent articles and letters from several significant shareowner advocates and others, criticized Sparton's communication policy, recent anti-shareowner practices and adjournment of the Special Meeting. Lawndale attached several of these letters and articles as exhibits to its letter. Lawndale's letter also poses several specific questions to Sparton's Board, in an effort to engage in a dialogue to better understand Sparton's governance practices, and work with Sparton to enhance these practices to increase value for all shareowners. Finally, Lawndale noted that the Board has modified Sparton's communications policy, apparently in response at least in part to the criticisms of Lawndale and others, and again urged Sparton's independent directors to engage in a constructive dialogue to improve Sparton's governance practices. A copy of Lawndale's letter and exhibits are attached as Exhibits B - H hereto.

Lawndale incorporates by reference the discussions in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have not effected any transactions in the Stock since filing Amendment No. 7 to Schedule 13D.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter from Lawndale to Sparton Board of Directors dated October 12, 2004

Exhibit C - Letter from Council of Institutional Investors to Sparton dated October 1, 2004

Exhibit D - Article from Dow Jones, "Holding The Polls Open At Sparton Corp." dated September 27, 2004

Exhibit E - Article from The Jackson Citizen Patriot, "Sparton voting issue on hold" dated September 25, 2004

Exhibit F - Article from Global Proxy Watch, "Annals of Abuse" dated October 1, 2004

Exhibit G - Article from Dow Jones, "Sparton Wields Corporate Governance In Faceoff With Hldr" dated September 16, 2004

Exhibit H - Article from The Jackson Citizen Patriot, "Sparton Corp. sparks speculation" dated August 19, 2004

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

Andrew E. Shapiro

President

October 12, 2004

Sparton Board of Directors

Mr. William I. Noecker, Lead Independent Director

Mr. David P. Molfenter, Chairman Nominating and Corporate Governance Committee

Mr. James N. DeBoer

Mr. James D. Fast

Richard J. Johns, M.D.

Mr. W. Peter Slusser

Mr. Bradley O. Smith, Chairman of the Board

Mr. David W. Hockenbrocht

Mr. Richard L. Langley

c/o Office of the Corporate Secretary

Sparton Corporation

2400 East Ganson Street

Jackson, MI 49202

Re: Key Questions for the Sparton Board

Dear Board Member:

In an effort to comply with the Company's flawed Shareholder Communications Policy, Lawndale Capital Management has written the board several times over the last few months seeking to engage in a dialogue concerning the Company's governance practices. Unfortunately, these letters have only further demonstrated the folly of your policy itself. We have received no response to any of our letters, which leads us to believe that the directors may not be reading our letters. Further, it is not clear to us that any of the directors are even aware of the public's overwhelmingly critical response to Sparton's efforts to disenfranchise its minority shareowners. Indeed, continued Sparton actions contrary to principles of good governance, such as your recent adjournment of the September 24, 2004 Special Meeting, lead us to believe that the directors are not aware of many significant events, either by choice or by management obstructing the flow of information to keep you in the dark. Alternatively, this board is consciously taking steps that we feel are not in the best interests of all Sparton shareholders.

For example, over the last several weeks, significant institutional investors, shareowner advocates, two leading proxy advisory services, and several publications, including the Company's hometown newspaper, have criticized, in letters and articles, the Company's communication policies, its anti-shareowner proposals, and its decision to adjourn the special meeting in an attempt to coerce additional votes in favor of the Company's flawed positions. So that you see some of these articles and letters, we have attached them to this letter:

  Letter from the Council of Institutional Investors to Sparton, 10/1/04
  Dow Jones, "Holding The Polls Open At Sparton Corp.", 9/27/04
  The Jackson Citizen Patriot, "Sparton voting issue on hold", 9/25/04
  Global Proxy Watch, "Annals of Abuse", 10/1/04
  Dow Jones, "Sparton Wields Corporate Governance In Faceoff With Hldr", 9/16/04
  The Jackson Citizen Patriot, "Sparton Corp. sparks speculation", 8/19/04

We hope that you are not learning of the outrage of shareowners and others for the first time from this letter. If you are, we believe that the failure to monitor these events as they occur may constitute a per se violation of the duty of care you owe to all shareowners. In any event, we urge you to take a more active role in the way the Company is treating its shareowners. In particular, what is Sparton so afraid shareowners might discover or discuss that it pursues expensive, anti-shareowner policies that perpetuate lack of transparency, oversight and accountability? We note that even your lawyer has adopted this policy, refusing to return the calls of our counsel. Such behavior is highly inappropriate for a public company, particularly given that Lawndale is the Company's largest unaffiliated shareowner, has a long history of working for improved governance and operating performance in our portfolio companies, and is a long-term shareowner in Sparton.

In an additional attempt to work cooperatively with the board and obtain an understanding as to the reasons for some of your recent decisions, we would appreciate your response to the following questions:

1. Why is the Company continuing to try and eliminate cumulative voting when it is clear that the vast majority of shareowners unaffiliated with the Smith family and management want to retain cumulative voting? Although you did not release a preliminary vote tally when you adjourned the special meeting to October 15, you obviously did not have sufficient votes to eliminate cumulative voting or you would not have adjourned the meeting. Was a quorum present at the time of the adjournment? What was the vote tally at the time of the adjournment? We are aware that management and board members are attempting to persuade significant shareowners that already voted against your proposals before adjournment to reverse their vote. We believe this is bad form and damages the image and credibility of the board as an independent body serving all Sparton shareowners. Do you really believe such behavior is consistent with good governance?

2. Have you read and deliberated over the attached letter to the Company from the Council of Institutional Investors ("CII") expressing disappointment with your decision to adjourn the meeting and requesting your response to the Council? The CII letter highlights State of Wisconsin Investment Board v. Peerless Systems Corp., et al noting "adjournments to obtain higher voting results and not to satisfy quorum requirements don't satisfy the 'compelling justification' test." Your recent "roadshow" solicitation to significant shareowners that already voted against your proposals in an effort to reverse their vote is clearly a manipulation of the election's voting machinery. These actions clearly conflict with your September 24, 2004 adjournment press release that stated the purpose of adjourning was "to permit the balance of unvoted shareowners to express their votes for the two measures in question".

3. Are you aware of the ramifications and long-term implications on Sparton's market valuation and therefore its cost of capital that your decision to adjourn has created amongst the investment community, especially CII members, who comprise over 140 funds and $3 trillion in assets? The attached Dow Jones Newswire article illustrates the criticism being weighed against your adjournment of the special meeting. It states in part: "If there weren't any reason to question Sparton's commitment to good governance before, there sure would be now"; and "companies committed to good governance don't do this kind of thing to their shareholders."

4. Has management informed you of our request for books and records relating to the Special Meeting and its inappropriate adjournment, the upcoming annual shareowner meeting and your adoption of Sparton's flawed Shareholder Communication Policy? Are you aware of management's response to our request, including its refusal to provide certain categories of available and relevant information? What is needed is for Sparton's board to effectively communicate to shareowners that activity actually goes on inside the Sparton boardroom to ensure that the Sparton board is not completely ignoring its basic oversight and fiduciary responsibilities. Don't you think our initially requested dialogue with the independent directors would have been and continues to be a less disruptive and preferred alternative?

5. Why are the Company's independent directors unwilling to speak and/or meet with the Company's unaffiliated shareowners, including Lawndale? We would think your newly named "Lead Director", William Noecker, and your Governance/Nominating Committee Chairman, David Molfenter, would be natural ambassadors for this function. We are not seeking any confidential information from the Company, nor are we seeking to provide Lawndale with any improper advantage over other shareowners. Rather, we simply wish to engage in a dialogue to better understand the Company's governance practices, and work with the Company to enhance these practices to increase value for all shareowners. If you do not engage in such a dialogue, how do you expect to understand concerns of unaffiliated shareowners that you are supposed to represent with due care and loyalty?

We note you have somewhat modified your Shareholder Communications Policy as disclosed in your recently filed proxy for the November 10, 2004 Annual Shareholders Meeting. While we think these limited changes are a step in the right direction, we remain concerned that they are simply form over substance. It is our sincere hope that you would show us that such changes have substance by beginning a productive dialogue with us and other shareowners, so that our relationship with you can again become collaborative, constructive and supportive. Clearly, this would be consistent with "The Sparton Way" as outlined in your Corporate Governance Guidelines which state that "officers and directors shall be dedicated to honest and open communications with all who are involved in Sparton's business." Obviously, if this is not the case then we will have to consider other alternatives, including using other methods to understand and/or alter the board's actions.

Sincerely,

Andrew Shapiro

President

Lawndale Capital Management, LLC

591 Redwood Highway #2345

Mill Valley, CA 94941

Phone- 415-389-8258

Fax- 415-389-0180

E-mail- lawndale@compuserve.com

Exhibit C

October 1, 2004

David W. Hockenbrocht

Director, CEO and President

Sparton

2400 East Ganson Street

Jackson, Michigan 49202-3795

Dear Mr. Hockenbrocht:

The Council of Institutional Investors, an association of more than 140 corporate, public and union pension funds with more than $3 trillion in pension assets, is writing to express its disappointment with Sparton's announcement of a three-week continuation of the special meeting initially scheduled for Sept. 24, 2004.

Reflecting the fact that the proxy vote is a fundamental aspect of stock ownership and part of the underlying value of the asset, Council members and other investors take their proxy voting responsibilities seriously. They fully expect that companies will treat proxy votes in a responsible manner, and they strongly oppose any actions that might interfere with the shareholder vote.

The Delaware Chancery Court opined in State of Wisconsin Investment Board v. Peerless Systems Corp., et al. Del Ch., CA. No 17637 that "adjournments that are specifically aimed at interfering with the results of a valid shareholder vote will bestir deep judicial suspicion." The opinion stated that a board should have a compelling justification for adjourning a scheduled shareholders' meeting, and it made clear that adjournments to obtain higher (or different) voting results--and not to satisfy quorum requirements -- don't satisfy the "compelling justification" test.

The Council would appreciate more information on the board's reasons for the adjournment. Please contact me with any questions.

Sincerely,

Sarah A.B. Teslik

Executive Director

Exhibit D

Dow Jones Newswires

Holding The Polls Open At Sparton Corp.

September 27, 2004

By Michael Rapoport

A Dow Jones Newswires Column

NEW YORK (Dow Jones)--Sparton Corp. (SPA) seems to have decided that if it can't win a shareholder vote fair and square, it'll just change the rules.

Sparton has been trying to get its shareholders to approve changes in the way the electronics-manufacturing company elects its directors - changes opposed by Sparton's biggest outside shareholder and some corporate governance advocates, who call them a blow to good governance. The battle was supposed to culminate in a shareholder vote on the proposals at a special meeting last Friday.

But that day, Sparton abruptly adjourned the meeting, postponing the vote for three weeks. The reason, the company said, was "to permit the balance of unvoted shareowners to express their votes."

Oh? In a democratic election, when the polls are closed they're closed, absent some catastrophe or stunning impropriety. But then whoever said "shareholder democracy" was, well, democratic?

By holding the polls open beyond their previously scheduled close, Sparton seems to be changing the rules in the middle of the game to benefit itself. It suggests that Sparton doesn't have the votes to pass its proposals, and wants more time to recruit shareholder votes to its side, even at the cost of acting in an unseemly manner. If there weren't any reason to question Sparton's commitment to good governance before, there sure would be now.

David Hockenbrocht, Sparton's chief executive and president, told us that "you're welcome to your opinion and conclusion" about the reasons behind Sparton's move, but that the company wouldn't comment beyond its statement announcing the postponement.

"I'm a little appalled," said Andrew Shapiro, president of Lawndale Capital Management, the big outside shareholder with a 7.6% stake which has vocally opposed Sparton's proposals. "They're keeping the polls open until they get the result they want, which is not the way I understand democracy works in America."

In August, Sparton asked its shareholders to pass a proposal to eliminate "cumulative voting" in board elections. That's the practice in which, instead of voting for each individual member of the board, shareholders get a number of votes equal to the size of the board that they can apportion however they want. (Only a small minority of companies have such a system, but in Ohio, where Sparton is incorporated, state law mandates it unless the company prohibits it).

Sparton has nine board members, so each shareholder gets nine votes. They can, for example, give all nine votes to one candidate, or five votes to one and four to another, or any other combination. Allowing such a concentration of votes increases the chances that minority holders can elect someone to the board who directly represents their views.

Governance advocates like it. Companies don't. They often don't like dealing with a dissident voice in the boardroom.

Cumulative voting is "an ideal solution to make sure you get diversity of representation on the board," said Nell Minow, editor of The Corporate Library, an independent research firm.

Sparton has defended its proposal to abolish cumulative voting as a move toward better governance, in upholding the principle of "one man, one vote." But the company's track record on governance isn't unblemished; Lawndale has tangled with Sparton in the past over board issues, and in February the company imposed a new communications policy that requires all shareholder communications to go through the company's corporate secretary. This could prevent shareholder complaints about Sparton management from getting to independent directors.

Two proxy-advisory firms, Glass Lewis and Institutional Shareholder Services, recommended that Sparton shareholders reject the company's anti-cumulative voting proposal. In addition, Glass Lewis opposes a second Sparton proposal that would require shareholders to give advance notice when proposing nominees to the board; ISS supports that proposal, but on the assumption that cumulative voting will stay in place.

Sparton called the special meeting for Sept. 24 - itself a bit of an unusual move, since the company's regular annual meeting is coming up soon on Nov. 10. Calling a special meeting just to vote on the proposals means added effort and expense. But when Sept. 24 arrived, and the special meeting was convened, the company announced that it would be "continued" until Oct. 15 to allow more shareholders to vote on the company's proposals.

It could be read this way: Sparton hasn't got the two-thirds of outstanding shares it needs to pass its anti-cumulative voting plan, or the 50% it needs to pass the new notice requirement. That's striking, since Sparton Chairman Bradley O. Smith owns or exercises at least some control over a huge chunk of the company's stock - more than a quarter of all shares - and presumably voted in favor of the proposals. In other words, it appears that outside shareholders are strongly opposed to what the company wants to do.

Delaying the vote, Minow said, is "a bad sign. Companies that have tried to do this in the past have faced a lot of criticism from shareholders."

Shapiro says he's tried repeatedly to meet with Sparton's independent directors, without a response from the company. He's upset about a long list of issues involving Sparton, including the presence on its board of Peter Slusser, who was a Tyco International Ltd. (TYC) director during the period when prosecutors allege that Chief Executive Dennis Kozlowski was looting Tyco.

Shapiro also said the board hasn't paid attention to the challenges of the company's business. Sparton lost $2 million in the fiscal year that ended in June, versus a year-earlier profit of $9 million that was boosted by a one-time gain, and sales fell 5.2%.

According to Shapiro, if Sparton were incorporated in Delaware as many companies are instead of Ohio, its attempt to put off the vote would be illegal. "We thought they were based in Michigan and incorporated in Ohio, rather than being similar to Florida," he said.

Sparton points to various changes it has made in its board structure and says it's in compliance with new governance rules. Maybe so - but companies committed to good governance don't do this kind of thing to their shareholders. Something for investors to Sparton to consider as the new Oct. 15 date for the vote approaches.

- Michael Rapoport, Dow Jones Newswires; 201-938-5976; michael.rapoport@dowjones.com

(END) Dow Jones Newswires

09-27-04 1656ET

Exhibit E

The Jackson Citizen Patriot
Sparton voting issue on hold

September 25, 2004

By Paul Overeiner

Staff Writer

* Debate is over governance changes that some say would reduce the clout of shareholders.

The votes are in and Sparton Corp. officials apparently don't like the numbers.

A special shareholders meeting Friday afternoon was abruptly adjourned until Oct. 15 to allow what one company official said was more time for stock owners to vote their proxies.

Sparton officials had asked shareholders to approve two corporate governance changes that critics say would end up reducing shareholder voting rights. In Sparton's proxy statement, both measures are defended as being in the best interest of the company and its shareholders.

The first would remove shareholders' cumulative voting rights; the second would require advance notification of any intent to nominate alternative board members.

"They kept the polls open because they did not garner enough votes to pass at least one of them," said Andrew Shapiro, the largest independent Sparton shareholder.

"Maybe the vote tally came in very much against their proposals," Shapiro said.

Company officials declined to elaborate on the postponement.

Cumulative voting rights allow shareholders to vote their shares proportionately, either among several board candidates or toward a single candidate. Although unusual, it's a practice supported by experts who favor more corporate democracy.

Some analysts believe both company proposals were really aimed at muzzling Shapiro, an activist shareholder who is critical both of the company's performance and its management.

Company officials have previously denied the charge.

Shapiro owns more than 7 percent of Sparton's common stock through his investment firm, Lawndale Capital Management LLC, based in Mill Valley, Calif.

Shapiro has bombarded the company with filings and correspondence and recently voted Lawndale's 630,179 shares against both proposals.

In a letter to the company on Sept. 17 Shapiro listed three reasons for the vote.

"To protect existing shareholder rights; send a message to end bad governance practices at Sparton; and maintain important tools for Sparton shareholders to impose increasingly necessary discipline of Sparton's board."

One of Shapiro's goals is to remove Peter Slusser from Sparton's board of directors.

Slusser is a former director of Tyco International, and served as a member of the board committee linked to monumental excesses in executive compensation.

Beyond that, Shapiro is concerned over Slusser's relationship to Cybernet System Inc., an Ann Arbor company in which Sparton has partial ownership. Slusser is an advisor to the Cybernet board and Sparton Chief Executive Officer and President David Hockenbrocht is a member of that board.

Some believe that relationship is too cozy, particularly when it comes to executive compensation.

Sparton directors will be elected at the company's regular annual shareholders meeting, scheduled for Nov. 10. The company has yet to announce the names of the candidates, but even if Slusser is seeking another term Shapiro or other shareholders would be unable to nominate an alternative because of the advance notification rule.

"We would already have to have an alternative name in place today," Shapiro said in a phone interview.

Shapiro believes the rule will result in too many "campaigns" since shareholders may feel pressured to submit nominations before knowing what current board members even seek re-election.

Shapiro said it's unclear what will happen at the Oct. 15 meeting.

"But maybe the board is getting the message," he said.

-- Reach reporter Paul Overeiner at 768-4917 or povereiner@citpat.com.

Exhibit F
Global Proxy Watch

Annals of Abuse

October 1, 2004

Vol VIII No 35 The Newsletter of International Corporate Governance and Shareowner Value Oct. 1 2004

www.davisglobal.com

Annals of Abuse

"Lawmakers around the world are skilled at leaving gaping loopholes that unscrupulous executives use to thwart investor influence. Take the US state of Ohio's curious rules on proxy voting. Last Friday, electronics firm Sparton, incorporated in Ohio, apparently saw one or more management resolutions go down to defeat at a special meeting. But why accept a disagreeable outcome? Sparton announced that it would keep the poll open for three extra weeks "to permit the balance of unvoted shareowners to express their votes." Presumably, the company will seize the time to try reversing the result. Such manipulation would be illegal in Delaware, the most popular state for incorporation, says Sparton investor Lawndale Capital Management. But it makes a persuasive case for spelling out minimum fair voting standards in every jurisdiction."

Exhibit G

Dow Jones Newsletters

Sparton Wields Corporate Governance In Faceoff With Hldr

September 16, 2004

By TIFFANY KARY

September 16, 2004 3:25 p.m.

Of DOW JONES NEWSLETTERS

NEW YORK -- Sparton Corp. (SPA) says it wants to revoke its shareholders' cumulative voting rights in the name of good governance at an upcoming special meeting. Governance commentators say the move would actually be a step in the wrong direction, and note that it looks more like an attempt to silence activist shareholder Andrew Shapiro.

Shapiro, who owns 7.6% of Sparton's shares through investment firm Lawndale Capital Management LLC, has been bombarding Sparton's board with letters and proxy filings about conflicts of interest and independence issues for over a year. He's also been urging the company not to re-nominate an ex-Tyco International Ltd. (TYC) director at its upcoming annual meeting.

Sparton, which provides electronic manufacturing services, plans to hold a meeting Sept. 24 for a vote on the removal of cumulative voting rights. A special meeting is required to revoke the rights, as they're woven into Sparton's articles of incorporation due to the Jackson, Mich., company's incorporation in Ohio, one of the few states that mandates cumulative voting for corporations. Sparton also plans to hold a vote at the meeting on a proposal that would require shareholders to give advance notice when proposing board nominees -another move it says would improve governance.

Two proxy analysis firms, Institutional Shareholder Services and Glass, Lewis & Co., have recommended shareholders vote against the cumulative voting proposal, and generally favor the practice, which gives shareholders a vote for each open seat and lets them cast all votes for one candidate. For example, if there are four directors nominated for three seats, shareholders would have three votes for each share; they could choose to cast all their votes for one candidate or distribute them in any other permutation. The method is used by about 10% of the S&P 500 companies, including Toys 'R' Us Inc. (TOY), Walgreen Co. (WAG) and Hewlett-Packard Co. (HPQ), according to The Center for Voting and Democracy, a nonprofit organization dedicated to fair elections.

While the method is usually seen as an empowering measure that lets smaller shareholders have a say, Sparton Chief Executive and President David Hockenbrocht says banishing it would improve the basic democratic concept behind shareholder votes.

"We feel it flies in the face of a very basic American concept: One man or one woman gets one vote," Hockenbrocht said. If cumulative voting is used, "a director can be elected by less than 25% of outstanding shares, where in fact 75% of shares weren't voted for that person," Hockenbrocht added.

Glass Lewis says that, on the contrary, "cumulative voting generally operates as a safeguard for shareholders by ensuring that those who hold a significant minority of shares are able to elect a candidate of their choosing to the board."

The proposal for advance director nominations would prohibit shareholders from proposing someone from the floor during an annual meeting. Institutional Shareholder Services supports this move, but only if cumulative voting rights are still in place. Glass Lewis opposes it.

The largest shareholders after Lawndale - Dimensional Fund Advisors, with a 6% stake; Royce & Associates with a 5% stake, and Donald Smith & Co. with a 3% stake - all refused comment on governance issues related to Sparton.

Sparton also recently restricted the way board members and shareholders interact in the name of good governance. In a February press release titled "Sparton Corp. Addresses Corporate Governance Issues," it ruled that shareholders may only communicate with the board or management by sending a letter c/o the Office of the Corporate Secretary. The office then has the right to forward it, unless the letter is "unduly hostile, threatening, harassing, illegal, not reasonably related to Sparton or its business, or similarly inappropriate."

Commentators describe the policy as odd. "If a shareholders has a concern related to governance or performance, they should be able to get that across, whether it's through e-mail or voicemail," said Roger Raber, president of the National Association of Corporate Directors.

No matter what the company's motives, together, the two proposals on voting practices and the restrictive communications policy could have the effect of quieting Shapiro. Sources say Shapiro, who now limits his correspondence with the board to written letters and 13-D filings, was once an active e-mailer and caller.

Hockenbrocht said the two governance changes up for vote at its special meeting aren't aimed at quieting Shapiro: "we would never react to the wishes, desires, comments of one individual shareholder - the two items in question are the result of an extensive review of all things related to corporate governance." Nor is the board's new communications policy aimed at Shapiro, Hockenbrocht said.

One board member has said that Shapiro is too meddlesome, however. "The issue is that an outside shareholder shouldn't be trying to micromanage the business," said Peter Slusser, the ex-Tyco director whom Shapiro has specifically targeted in his complaints on board conflicts. Slusser said the communications policy is intended to keep board members, particularly Hockenbrocht, from being distracted: "The feeling on the board is he should be supported and he shouldn't be overly bothered by one single shareholder."

Lawndale, a Sparton shareholder on and off since the mid-1990s, made its first public criticism in 2003 when it voted to "withhold" on the re-election of Hockenbrocht at the annual meeting. According to Lawndale's 13-D filing from Oct. 2003, Hockenbrocht, along with Chairman Bradley Smith, whose compensation arrangements with Sparton eliminated his independence, continued to comprise a majority on Sparton's three-director nominating committee - jeopardizing its independent status. The filing also calls into question the independence of another board member, Dr. Richard Johns, a professor of biomedical engineering who has received $4,300 for consulting work done for Sparton, according to the firm's 2003 proxy. Smith and Hockenbrocht still serve on the board, but resigned from the nominating committee in February. Johns now serves on the nominating committee.

As for Slusser, Shapiro has raised several concerns aside from his membership on Tyco's compensation committee in the days of that company's now-legendary excess. Slusser is also an adviser to the board of directors at Cybernet Systems Inc, a private company which Sparton does business with. According to a 2000 proxy, his investment banking firm Slusser Associates received a banking fee of $237,500 from Cybernet in 1999 in connection with a private placement of common stock. Sparton acquired 64% of the total placement for $3 million. At the time, Slusser was a member of Cybernet's board of directors. Slusser said he is now an adviser to the board, but not a board member.

Slusser's relationship to Cybernet's board, where Hockenbrocht also serves, creates a conflict of interest, considering he also serves on Sparton's compensation committee. He's partly responsible for determining Hockenbrocht's salary at Sparton, and Hockenbrocht could be seen as partly responsible for his advisory fees at Cybernet, resulting in the kind of situation that often leads to mutual back-scratching. Hockenbrocht's compensation was $482,500 in 2003, including his salary, bonus, and other fees, but excluding 36,250 options.

According to Sparton's 2000 proxy, Slusser Associates also received $10,000 for services and expenses as an adviser in the unsuccessful sale of Sparton Engineered Products Inc., Flora Group, an automotive division of Sparton.

Hockenbrocht declined to talk about Shapiro's specific claims. The company says six of its nine board members - James DeBoer, James Fast, Richard Johns, David Molfenter, William Noecker and Peter Slusser - are independent. However, it acknowledged in its 2003 proxy filing that it is "developing a series of changes" to address Sarbanes-Oxley and New York Stock Exchange governance requirements.

Shapiro has yet to suggest an alternative to Slusser or other Sparton board members, but he still has time to do so ahead of Sparton's annual meeting in November. Sparton has yet to file its proxy outlining which directors it intends to re-elect, but in Shapiro's Sept. 7 letter to Sparton's board, he suggests that an alternative nomination may be forthcoming.

The board has declined several of his requests for a meeting, and in the face of blocked communications, Shapiro has proposed the very thing Sparton may have been trying to fend off: "we hope that it will not become necessary that the only way to have this requested dialogue is to nominate and elect an alternative candidate to Sparton's board at the upcoming November annual meeting," Shapiro wrote.

-By Tiffany Kary, Dow Jones Newsletters; 201-938-4292;

tiffany.kary@dowjones.com

Exhibit H

The Jackson Citizen Patriot

Sparton Corp. sparks speculation

August 19, 2004

By Paul Overeiner

Staff Writer

* Independent shareholder is raising questions about proposals planned for the special meeting.

Is a stockholder storm in the forecast for Jackson-based Sparton Corp.?

The company acts like it's bracing for one, according to one Jackson investment expert.

Company officers have scheduled a special shareholders' meeting in September -- a month before their regular annual meeting in October -- seeking to approve measures that some stock owners say will limit their ability to nominate and elect directors.

It's not clear shareholder discontent is widespread.

"But evidently they think this is so," said Scott Cairns, owner of Scott G. Cairns Investment Group, 1001 Laurence Ave.

Sparton officials declined to comment.

Cairns said scheduling a special meeting just ahead of the company's regular meeting increases expenses.

"People don't spend money or do work unless they have a reason," Cairns said.

And Andrew Shapiro might have given company officials some reasons.

Shapiro is president of Lawndale Capital Management LLC, based in Mill Valley, Calif., which manages limited partnerships that invest mainly in small companies deemed undervalued by the market. Shapiro holds more than 7 percent of Sparton's outstanding shares, which he says makes him the largest independent shareholder of the company.

In correspondence to Sparton and in filings sent to the federal Securities & Exchange Commission about a week ago, Shapiro outlined his objections to the two special proposals and indicated he would be voting his proxies against the measures.

Shapiro contends the proposals to be voted on at the Sept. 24 meeting would remove cumulative voting rights, which permits shareholders to apportion their shares toward a single candidate or split their votes among several candidates as they wish, thus giving more power to minorities of shareholders.

Shapiro is concerned the proposals and other company policies are not consistent with corporate "good governance."

In regular or statutory voting, proxies are apportioned equally among all board candidates, so cumulative voting is favored by those seeking more corporate democracy.

Shapiro said a second proposal to require advance notice of nomination will diminish shareholders' ability to nominate an independent director and virtually ban the ability of shareholders to nominate alternative candidates from the floor.

"Management really isn't the owners, but it appears they're spending shareholders money to entrench control," Shapiro said. "Why are these proposals not part of this company's annual meeting?"

Shapiro said Sparton's management team is "terrified" shareholders might elect a director who would be more critical of the management's operational mistakes.

The company's financial performance in the last three quarters has been anything but stellar, according to Shapiro.

Indeed, in the last two quarters of 2003, the company had a combined net income loss of $3.69 million. In the first full quarter of this year, the company posted a modest profit of $156,000.

In the past, the comany has cited operational difficulties in launching new product lines.

"I believe the company's corporate governance structures have been extraordinarily dysfunctional," Shapiro said. "I am very concerned about the company's performance and the board's inaction. And their attempts to fix that are inconsistent with common best practices."

-- Reach reporter Paul Overeiner at 768-4917 or povereiner@citpat.com.